                                                  Filed by Solectron Corporation
                           Pursuant to Rule 425 under the Securities Act of 1993

                                         Subject Company: C-MAC Industries, Inc.
                                                   Commission File No. 001-15108
                                                                          Page 1



                                SOLECTRON CORP.

                             MODERATOR: SUSAN WANG
                                 AUGUST 9, 2001
                                 5:30 A.M. PST




Operator:          Ladies and gentlemen thank you for standing by. Welcome to the Solectron C-MAC conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, you will be invited to participate in the question-and-answer session. At that time, if you have a question, you will need to press the 1 followed by the 4 on your telephone. As a reminder, this conference is being recorded Thursday, August
                   9, 2001. I would now like to turn the conference over to Susan Wang, chief financial officer, Solectron. Please go ahead, ma'am.


Susan Wang:        Thank you. Good morning, everyone, and thank you very
                   much for joining us on such short notice. We are very pleased today to announce that Solectron has agreed to merge with C-MAC Industries in a deal that will further strengthen both of our capabilities in meeting changing OEM customer requirements.


                   Joining me today to discuss the transaction are Koichi Nishimura, Solectron's chairman [audio break]-- excuse me-- is there an echo? I'm hearing an echo. Operator?


Operator:          Yes, ma'am?


S. Wang: There is an echo on the line. Can you take care of that, please?


Operator:          Can you turn down your speakerphone, please, ma'am.


S. Wang:           I have got it turned down all the way.


Operator:          It's turned down all the way? I'm not sure what happened.
                   Would you like me to dial you back, ma'am?


Man:               Somebody's on a cell phone [audio break].


Operator:          Everyone's lines are in listen-only. There would be no
                   interaction with them.


S. Wang:           The echo has just gone.


Man:               Yeah, they went on mute.


Operator:          All right, please continue.


S. Wang: Thank you. Let me restart. Joining me today to discuss the transaction are Koichi Nishimura, Solectron chairman, president, and chief executive officer; and Dennis Wood, the chairman, president, and chief executive officer of C-MAC Industries. We will hear from both of them in just a few moments. As well with me today are Thomas Alsborg, director, investor relations of

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                   Solectron; Claude Michaud, chief financial officer of
                   C-MAC; and Sue Gunther, vice president, business development of C-MAC.


                   On this call, we will recap the transaction, discuss how C-MAC fits with our continuing customer focus strategy, and provide to you the C-MAC perspective. We will also discuss our updated guidance and take your questions, with a plan to conclude no later than 9:45 a.m. Eastern time. I apologize for the abrupt cutoff, but we do have a very tight schedule to keep, and I appreciate all of your support.


                   Let me now first remind you that during the course of this conference call, we may make projections or other forward-looking statements about the expectations, beliefs, plans, intentions, and strategies of Solectron and C-MAC. Our ability to achieve planned business objectives involves many risks and uncertainties. Forward-looking statements relating to expectations about future events or results are based upon information available to the company as of today's date. We assume no obligation to update any of these statements, and these statements are not guarantees of Solectron or C-MAC.


                   The financial results and product development of Solectron and C-MAC could differ materially from current expectations. Factors that may affect the ability to achieve planned business objectives include but are not limited to the following: one, the company's revenues and earnings are subject to a number of factors that make estimating operating results extremely uncertain; two, competition for the company's products is intense; three, the uncertainties of whether new products, product extensions, or product strategies will be successful; four, risks associated with this acquisition including a, conditions in the financial markets relevant to the proposed transaction; b, the failure to achieve expected synergies and efficiencies of operations; c, risk of price fluctuations; d, loss of major customers; e, the ability to manage business integration; f, risks associated with international sales; and, g, operations and environmental regulations; five, loss of key personnel; six, litigation including litigation over intellectual property rights; and, seven, general technological and economic factors.


                    The risks associated with Solectron's business are discussed in Solectron's annual report on Form 10K for the year ended August 25, 2000, and in subsequent quarterly reports on Form 10Q. The risks associated with C-MAC's business are discussed in C-MAC's annual report on Form 40S for the year ended December 31, 2000, and in subsequent quarterly reports on Form 6K. You are encouraged to read this information carefully.


                    We caution you that such statements reflect only our current expectations and that actual events or results may differ materially. We refer you to the risk factors and cautionary language contained in the documents that the companies file from time to time with the Securities and Exchange Commission, specifically recent filings on Form 10K, 10Q, 8K, S3, S4, and 40F as well as today's news release. Such documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements. We undertake no obligation to update those projections or forward-looking statements in the future.


                    As I mentioned this morning, we issued the news release announcing the transaction and on today's call we will refer to the contents of that release.
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                    Solectron, its executive officers and directors, certain
                    other members of management, and employees, may solicit proxies from Solectron stockholders in favor of the business combination and C-MAC, its executive officers and directors, certain of the members of management and employees may solicit proxies from C-MAC stockholders in favor of the business combination.


                    Information concerning the participants in the solicitation will be set forth in a proxy statement that will be filed with the Securities and Exchange Commission. Information about Solectron's officers and directors is included in Solectron's proxy statement for its 2000 annual meeting of stockholders held January 18, 2001, and filed with the SEC on December 11, 2000. Information about C-MAC officers and directors is included in C-MAC's notice of meeting and management proxy circular for its 2000 annual meeting of stockholders held May 3, 2001, and filed with the Ontario Securities Commission on March 30, 2001. These documents are available free of charge at the SEC's Website at www.sec.gov and from Solectron and C-MAC.


                    Thank you for sitting through that.


                    Now let me give you the highlights of our announcement. Today Solectron and C-MAC entered into a definitive agreement pursuant to which C-MAC Industries will merge into a wholly owned subsidiary of Solectron. C-MAC is based in Montreal, and for the 12 months ended June 30, had revenues of 2 billion U.S. dollars. In this all-stock transaction, C-MAC shareholders will elect to receive either 1.755 shares of Solectron common stock or 1.755 shares of a wholly owned Canadian subsidiary of Solectron in exchange for each C-MAC share outstanding.


                    The total enterprise value of the deal is approximately 2.7 billion U.S. dollars, including the assumption of approximately 30 million dollars in debt, net of cash. This transaction is structured to be tax-deferred for validly electing Canadian residents, C-MAC shareholders, and taxable to U.S. resident C-MAC shareholders. The transaction is subject to approval by the shareholders of Solectron and C-MAC and certain regulatory bodies. We anticipate concluding the transaction by the end of calendar 2001.


                    A combination of Solectron and C-MAC is expected to yield several compelling benefits. Primary among them is C-MAC's strong presence in high-end systems integration and manufacturing capabilities, which Solectron, too, has been steadily building. C-MAC also provides Solectron with strategic entry into the automotive industry, which both companies have targeted as a growth opportunity.


                    In addition, Solectron will be able to leverage C-MAC's proven selective vertical integration approach, which results in higher margins through supply chain management and provides make-or-buy flexibility in fulfilling customer orders. C-MAC is a very well-run company and a great cultural fit for Solectron. More fundamentally, this transaction represents another strategic step forward in continuously developing the skills, expertise, and presence required to meet ever-changing customer needs.
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                    In addition, it gives Solectron a greater presence and
                    business investment in Canada in order to provide expanded support services to our Canadian customers.


                    Now let me turn to Ko for his comments and perspective. Ko?


Koichi Nishimura:  Thank you, Susan, and good afternoon-- good morning, rather, to everyone on the call. I'm very excited to talk with you today. I'm also very pleased to have Mr. Dennis Wood with us. I welcome him and the C-MAC team to the Solectron organization. Certainly, the combination with C-MAC will help Solectron continue to expand our capabilities offering in strategically important areas and extend our presence into the automotive industry.


                    I am also very excited about the collective actions we are taking to enhance Solectron's position as a leading provider of end-to-end technology, manufacturing, and supply chain solutions. We always have taken the customer focus approach to building our capabilities. Our strategy remains very consistent. As a total supply chain facilitator, we will acquire or build the capabilities necessary to help our customers and our company to succeed.


                    When we entered in this overall market downturn, we said we would use this time as an opportunity to accelerate key strategic initiatives and take the steps necessary to meet customer needs coming out of this downturn. Implicit in that approach was our anticipation that OEM's needs would change very quickly and accelerate the outsourcing trends. In fact, that is what is happening. We are with them all the way.


                    It wasn't too long ago that the EMS companies would succeed with a fairly limited scope of capabilities on their circuit board assembly, new product introduction expertise, and some skills in managing the supply chain. At Solectron we've always worked to become an even more valuable partner by expanding those core capabilities and our success at doing that has been the source of our industry leadership over the last decade.


                    Now, as we have anticipated the downturn is creating the need for OEMs to rely more heavily on the outsourcing model. They need reliable, global, EMS partners with a broad range of skills and expertise. They need partners with the strength to provide true end-to-end technology, one-stop manufacturing and supply chain solution and design to full systems production, product fulfillment, and after-sales service as well as the logistic skills to make it all happen.


                    Just think of it this way -- in the past, EMS providers would supply various services such as new product introduction, or NPI, in manufacturing. OEMs utilize those services, but they also continue to have direct contact with other parties in fulfillment, component, and materials-- perhaps systems integration and other areas. Today's economy is forcing the OEMs to reduce costs and focus even more tightly on the core competencies, and they can no longer afford, then, to honor resources to have multiple points of contact in the supply chain process. Instead, they look to us to provide that, and we have the ability to deliver what they want and need.


                    In fact, we are the general contractor of the supply chain for OEM customers. They can and will rely on us to coordinate, conduct a make-or-buy decision and
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                    otherwise do the things necessary to design, make, deliver, and service their products, all with the fastest time-to-market and the lowest total cost of ownership. We have been steadily building precisely those capabilities through internal development and through acquisitions including the transaction with C-MAC today.


                    Today I believe we ought to have the strongest capabilities to meet the OEM needs. In the last two years, we have strengthened relevant capability in several areas including engineering and design, systems integration and assembly, new product introduction, order fulfillment and distribution, and after-sales service. We have also continued to build expertise and a strong customer base in optical services in other important high-technology areas.


                    We have also entered important new industries -- first, to consumer electronics through our relationship with Sony and now into automotive through C-MAC. In addition, we have strengthened our geographic presence, particularly through NatSteel in Asia, which will be a region of growing importance to us, to our customers, and to their end markets.


                    In the global services, we have built a very strong, full-service, after-sales presence on five continents, most recently with the addition of Solectron site in Japan and with the European repair hub in Amsterdam. So you can see that we have been deliberately and strategically and systematically building the relevant capabilities, strengths, and presence required to meet the customer needs as a leading and preferred EMS partner.


                    Now let me discuss the important elements of the C-MAC transaction; first, increased high-end technology capabilities. C-MAC is an industry leader in high-end systems design, manufacturing, and technology with very strong skills that help round out Solectron's complete system solution capabilities, specifically C-MAC has a strong high-end systems integration capability including complex electromechanical design and assembly with strategic backward integration at the metal and backplane fabrication. C-MAC also has the breadth of capabilities in optical networking components application and assembly. Combined with our current capabilities, we will be even more effective at competing for full systems work from customers, as they increase their reliance on EMS partners.


                    With our combined capabilities, we have a strong competitive edge in the breadth and depth of the full solution service we offer our customers. Secondly, is C-MAC's selective vertical-integration approach. This dynamic make-or-buy approach enables us to capture the benefits of limited components application while retaining the benefits of our highly leveraged cost model. This approach strengthens the performance of internal business units by requiring them to be a competitive, stand-alone business as much as their production is sold to other companies.


                    On the flip side, in challenging market conditions, we can boost capacity utilization and revenue by pulling more work in-house. Having said that let me note that the fab side represents a modest portion of C-MAC's revenue. They are focused on high-end applications on specific fab capabilities needed to further penetrate specific industry. Thirdly, is revenue and margin opportunities -- we have added additional revenue opportunities by extending existing
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                    customer business relationships and developing new
                    relationships. We will also have opportunities to enhance margins by increasing our value-added content and more closely managing the supply chain.


                    C-MAC's technology-driven manufacturing services provide us with a more robust high-end technology-focused value proposition that allows room for solid margins in the industry we serve. In addition, C-MAC's focus on high-end component engineering carries margin benefits and creates opportunities for further penetration into other important industry.


                    Fourthly, complemented strength in network and telecom equipment sector -- the new high-end technology design and engineering expertise and, in particular, a full system suite of services and networking and communication will further develop our industry-leading position and offering in those critical sectors. At the end of the day, we are extremely well positioned to capitalize on the upturn and the continued growth in both network, telecom, and telecom equipment industries.


                    Fifthly, the entry into targeted growth segments -- we have targeted specific new industry segments, and C-MAC brings access to one of those segments, the automotive industry. C-MAC generates about 8 percent of the sales from the automotive industry. It's an attractive industry with end-market growth expected to exceed its recent historical annual growth of 15 percent. It's also a challenging industry to penetrate initially, and C-MAC has established a very solid foothold. Dennis and his team are approaching it in the right way -- building a big support and credibility in key electronic components as a prelude to the future expansion.


                    Sixthly, enhanced capabilities for the Canadian customers -- with the complementary strength in technology-driven manufacturing services in the network, telecom, and automotive industries, we will be able to provide a wider range of value-added services to our Canadian customers. We will also bring greater resources and geographic benefits to C-MAC and its customers.


                    In addition to those benefits, C-MAC and Solectron are an excellent cultural fit. In the last several weeks, I've spent a great deal of time with Dennis and his organization. I am impressed with what I've seen from the leadership and from the operation and from the cultural perspective. Cultural fit is among the most important of the criteria for any transaction that we undertake. The good news is that our companies are very compatible.


                    C-MAC's strategy is highly complementary with our strategy. We are both extremely focused on providing value-added services to our customers, and our decisions are driven by doing the right things to help our customers succeed.


                    Dennis, on behalf of all of us at Solectron, I look forward to working with you and welcoming your worldwide team.


Dennis Wood:       Thank you very much, Ko. I'm certainly proud to bring
                   my team and our customers to the new Solectron family. I
                   certainly agree more that our two companies are an excellent fit strategically and culturally.
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                    For the past 15 years C-MAC has evolved from a company
                    having one product, the battery-feed resistor, which was sold to a single customer -- Nortel -- into a global technology design and manufacturing services company with over 500 regular customers. Two hundred-seventy of these customers have a purchase run rate of in excess of a million dollars.


                    About three years ago we responded to our customers' evolving requirements that included a reduction in their respective supply bases and time-to-pull production, enhanced technologies, design expertise, and aggressive cost reduction programs by creating a selective vertical integration strategy. Our SBI model focuses on the make-versus-buy decision implemented by our global supply chain team. Our strategy differs from vertical OEM strategies of the past in that every one of our plants is a profit center whose goal is to sell a majority of its products to external customers. In this way we constantly benchmark ourselves against industry and have successfully maintained our industry-leading margins.


                    In challenging economic times such as these, we have had the flexibility to pull in some of our outsource production until such time and conditions improve. In order to maintain our profitability, we've become a global technology design manufacturing services -- a TDMS company -- offering our communications customers total system solutions and, similarly, we have become a full-service supplier to the transportation electronics industry.


                    We have carefully monitored the competitive landscape and observed our peers engaged in critical capabilities to varying degrees of the past couple of years. They've added capabilities in PCBA fabrication, enclosures, cable harnesses, and systems integration. To effectively compete with the larger OEM divestitures and increase our market share in the future, we recognize the need for additional high-volume PCBA capabilities and scalability.


                    There were three principal alternatives to broaden our PCBA capability -- C-MAC could buy or build the capacity for the capability or merge. The first two alternatives were less attractive to us, given the time, capital, and resource requirements, in addition to the condition of the available properties. Furthermore, we believe that we would lose the momentum at a time when OEMs are accelerating their outsourcing activities.


                    After spending a great deal of time with Ko and the Solectron team we are convinced that the combination of the two companies represents the best alternative for our shareholders, employees, and customers, and we're creating the leading TDMS company in the industry.


                    Ko and Susan have articulated-- I'll try that word again-- articulately described the benefits of the transaction, and I would like to spend a few moments discussing what we perceive the benefits to be to C-MAC's shareholders, customers, and employees.


                    From our shareholders' perspective, the combination of the two best-in-class companies with complementary capabilities will increase the value proposition to our customers and position us to be the premier TDMS company in the industry, which will bode well for future revenue growth.

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                    Furthermore, our proven selective vertical integration
                    strategy will provide revenue enhancement opportunities from an earnings perspective, and we will be ideally positioned to benefit from the industry upturn. We have been disciplined in our approach, and we have not sacrificed earnings for top-line growth. We will be clearly able to leverage this model with Solectron's customer base and product offering, and we will now have the opportunity to satisfy our existing OEM customers, PCBA and after-market requirements internally. Keep in mind that for each dollar of C-MAC revenue equates to $2 to $3 worth of PCBA revenue and vice-versa.


                    From a customer perspective, we'll be ideally positioned to offer a complete end-to-end solution from design and technology to full systems integration and order fulfillment to after-market support, and that on a global basis. We are particularly excited about current and future opportunities within the transportation electronics industry. We spent the last five years building the design, electronic, and mechanical capabilities required to become competitive within this industry and have been elevated to the position of a full-service supplier.


                    Given that the major automotive OEMs are now seeking increased electronic solutions, capabilities that they do not necessarily have in-house, we will have the scalability to take on larger OEM programs. Given that many of these programs require extensive design expertise and engineering capability unique to the automotive industry, we are uniquely positioned to benefit from the accelerated divestiture activity by the OEMs. Similar to our transportation electronics strategy, we have been focused on providing our customers with total solutions within the communications industry.


                    We will now have the technology and capability to take on larger, complex systems programs and have the manufacturing expertise to produce most of the contents of these systems in-house -- where it makes economic sense to do so, of course. Having internal manufacturing capability allows us to guarantee security of supply for our customers and also gives us the leverage within the supply chain.


                    With our combined capabilities, we will also reduce our customers' time to full production and overall cost modeling, and from our employees' standpoint, they will share best practices with the Solectron team and will continue to play key roles in our company's future success. They will become part of the premier TDMS company in the industry. The C-MAC team has always responded to their customers' changing requirements with a high degree of integrity, professionalism, and enthusiasm that has ensured our long-term success. The combined company will provide additional career paths and opportunities for the C-MAC team. Together we will build the TDMS company of the future and prepare for the next generation of outsourcing.


                    Now I would like to turn the presentation back to you, Ko. Thank you.


K. Nishimura:      Thanks, Dennis. From here, of course, there's a
                   lot of work to do. Our business teams will get to know each other better as we work toward completing the transaction. As the news release indicates, we expect this transaction to close by calendar year-end. As importantly, we will remain very busy on additional actions to build our capabilities and win new OEM business that's in the

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                    pipeline. It's a very busy and very exciting time, and we
                    look forward to sharing our updates again. This is truly an exciting operating environment, and Solectron is best positioned with size, strength, technology, and skill to continue our industry leadership. Thank you for you interest and support.


                    Now let's turn back to Susan. Susan?


S. Wang: Thank you, Ko. In addition to the news release announcing the C-MAC transaction, Solectron issued a news release this morning providing initial guidance for fiscal year 2002 and updating our Q4 fiscal year 2001 guidance. Let me recap that guidance.


                    In fiscal year 2002, Solectron plans to generate sales in a range of 16 billion to 18.5 billion U.S. dollars and cash earnings per share of 62 cents to 66 cents. Those ranges are subject to changes in market conditions and are before the C-MAC transaction and other potential acquisitions.


                    Let's turn now to the fiscal fourth quarter 2001. Consistent with our prior guidance, we expect to generate sales of 3 billion to 3.5 billion dollars and cash EPS of 5 cents to 9 cents -- again, before restructuring charges and one-time charges. As of today, update on nonrecurring items are shaping up as follows: as you already know, the fourth quarter will include 50 million dollars in restructuring charges that we announced on June 18. At that time, we also said we would consider what additional restructuring might be necessary. After analyzing that matter over the last six weeks, we now plan to record an additional fourth quarter restructuring charge of up to about 210 million dollars. Coming in at that level would mean total fourth quarter restructuring charges of about 260 million dollars.


                    In addition, we expect to incur a one-time nonrecurring charge of about 68 million dollars related to credits and other exposures. While we continue to have general credit loss reserves, a number of smaller accounts are in or at near bankruptcy, and we determined that it is appropriate to build up a specific reserve for such potential unusual losses under these difficult market circumstances.


                    That concludes our prepared remarks. Operator, please prepare the question-and-answer session. Given the time constraints, we would greatly appreciate if the questions would be limited to one with follow-up if there is sufficient time.


Operator:          Thank you. Ladies and gentlemen, if you with to register a question for today's question-and-answer session, you will need to press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered, and you wish to withdraw your polling request, you may do so by pressing the 1 followed by the 3. If you are on a speakerphone, please pick up your handset before entering your request. One moment, please, for the first question.


                    David Parrish with Dain Rauscher Wessels, please proceed with your question.


David Parrish:     Yeah, good morning, and congratulations. Can you
                   just give us a sense as to what level of cost savings you expect to see from material procurement relative to reductions in SG&A? Also, I guess the 60 million to 120 million in synergies that have been identified, what portion of this is tied to cross-selling between the two organizations? Thank you.


S. Wang: David, the 60 to 120 million is, in our opinion, a conservative estimate of synergies that are in those categories that you have identified in your question. Because these are very high-level preliminary estimates, it is not clear that the way we sized each category is quite accurate. So, roughly, what we would say that we believe, at this point, for short-term synergies in material procurement and overhead cost reduction, that we would have benefits through those categories, the majority of the 60- to 120-million-dollar range.


                    The greater synergy, on the other hand, is revenue synergy, and the belief is that the time to develop or close on some of these transactions and have a meaningful impact on the results would be a little bit more lengthy. So as a result the current estimate is quite conservative and at the lower end of-- less than half of the 60- to 120-million-dollar range, but it is our belief, as I said, that the revenue synergy is the primary synergy and, over the long term, that is very difficult to quantify because the combination of the capabilities would take us into new realms and significant business rewards that are very, very broad in scope and scale.


D. Parrish:        So in the short term, is it conceivable that we
                   could see 60 to 120 million in savings from material procurement in SG&A? Or would we have to get cross-selling in order to get to maybe the high end of that range?


S. Wang: It's a very limited amount of cross-selling, as I said, less than half of that range.


D. Parrish:        OK, thank you.


Operator:          Our next question comes from Jerry Labowitz with Merrill
                   Lynch. Please proceed.


Jerry Labowitz:    Yes, good morning, and congratulations. When you
                   look at the larger customer C-MAC has had, it's one of your largest customers. In doing your due diligence and speaking to customers, how do they feel about the consummation of this transaction?


S. Wang: Jerry, we-- both of us have very, very strong relationships with Nortel. We, of course, are in constant discussion with them well before this transaction, and we understand their evolving needs. We believe that what we are doing here meets a lot of their needs and is right in line with the expectation that they have of our development program to respond to their needs. We continue to believe that the relationship is improving, and we have very high confidence that this is going to be received very well by Nortel.


                    Additionally, other customers have similar kinds of requirements expressed to us more and more urgently recently, and we believe that this combined capability again will provide the strength, the depth of capability, and the scale to be responsive to all the other customers' requirements as well.


J. Labowitz:       Have they-- when you talked to them, have they
                   talked about the level of business being any different, going down the road, compared to what it would be to each company on its own?

D. Wood: Jerry, maybe I can answer that question, if I may. I believe that the combined capabilities of Solectron and C-MAC will enhance our position with C-MAC's largest customer. This is something, of course, that they have always questioned C-MAC and its ability to give them a full product and I think that this is certainly going to give-- basically, as we speak, today, new products are evolving continuously. It has now become-- not time-to-market but time-to-pull production, and, of course, cost plays a major role in this, and I think that together-- I mean, if you look from a logistics point of view, as an industry we are moving product around, you know, from one plant to the other, and what we want to do is to consolidate that so that we can support them. They are taking our product, moving it to another facility.


                    What the OEMs are looking at in the future is that we will have total order fulfillment. Basically, we will ship directly to their customers, we'll support their after-market, their repair, and what have you, and Solectron has got a superb operation to handle that, and I think they'll-- as we speak today, I think we are certainly in the lead position, and anybody who wants to catch up will have to start chasing us, because we're going to be that further ahead.


J. Labowitz:        Thank you very much.


Operator:          Our next question comes from John McNaus with Needham and
                   Company.


John McNaus:       Yes, could you talk about the future interaction
                   between some of the products there of C-MAC and modular and your technology solutions at Solectron?


S. Wang:           Sure, John. The products at C-MAC, I will defer to
                   Dennis to describe more accurately, tend to be at component levels and primarily address the transportation electronics industry with electronic components that are more broadly applied for telecommunication and generally applied to electronics requirements.


                    The technology solutions business unit of Solectron has technology platforms that are very strong in memory modules, embedded computing systems, board level and system level, input/output devices, and continuing to expand into modular designs on that primarily assembled to order. Typically, we have standard modules that function very effectively, which we customize to fit the OEMs requirements.


                    We believe that there is, again, not a lot of overlap, and that the products will be complementary to serve a broader range of requirements of our collective customers.


D. Wood: Susan, I think you've answered that question extremely well, and I think this is one of the major advantages. Your question is well positioned. I think it basically points out one of the major advantages of the combination of these two customers because we have very, very good overlap. We'll now be able to expand-- C-MAC will be able to expand their product offering into the data processing computer market and, of course, this will allow Solectron to do the reverse in terms of our telecommunications component business and, certainly, into the automotive business. The automotive and transportation electronics sector is extremely large, and we're starting these businesses very similar to the way we started C-MAC, where we started with the battery-feed resistors I pointed out earlier.


                    Next time you're on a tarmac, you look at every plane that's on that tarmac. Every one of them has a C-MAC product in it -- pressure sensors, position sensors, bore sensors -- now imagine if we take one of those sensors, put our expertise into it, convince our OEM customers to say let us produce it at a lower cost, take that 8-, 20-, 12-, 50-dollar sensor, move it into a 5,000-dollar system with our embedded computer systems and our operations. So I think it's a great opportunity. It's got to be a win-win situation.


J. McNaus:          Thank you.


Operator:          Our next question comes from Michael Zimm with Goldman Sachs.
                   Please proceed.


Michael Zimm:      Yes, good morning and congratulations. Dennis or Ko, I
                   was wondering if you could address the automotive market? If you could just talk a little bit more about the size of the market that you see, the opportunity, and also, Ko, I think you had mentioned that the automotive market you would expect to begin to exceed its historical growth rate of 15 percent or so. I would imagine that means in terms of the outsourcing growth. Could you maybe give us a little bit more of a definitive view of what kind of growth you expect from that market?


D. Wood: Michael, what I'd like to do is ask Sue Gunther to respond to that question, if we may.


Sue Gunther:       Michael, we see a tremendous amount of opportunity.
                   Currently, TSI estimates that approximately 45-percent to 50-percent growth annually through 2004, and presently EMS companies has only penetrated this market to the extent of
                   3.6 percent. More exciting than that is the fact that we have the capability, we've grown from a component and a module supplier to subsystem and eventually whole system supplier.
                   So as the electronic content in the car continues to increase over the next 5 to 10 years, we see tremendous growth opportunities based on the in-house technology that we've developed, as well as all the intellectual property and keep in mind that we actually have products in this part of our business.


D. Wood: All right, thank you. As we go forward, electronics are going to be the differentiator in automotive sales in the future.


K. Nishimura:      Well, you know, when you add that to the
                   complementary capability we have with the Sony acquisition of a year ago, then QS9000 qualified, and we do put out complete assemblies. So coming from the assembly side and coming from the component side, I think we have a perfect match here to really penetrate effectively the automotive industry together.


M. Zimm: And again, what size are you putting on this market in terms of the total available opportunity?


D. Wood: It's a minimum of 19 to 20 billion dollars. What we really want of that for next year is 5 percent of it.

S. Gunther:        It's also important to note that if you look at the
                   product that is currently available in the market in terms of the multi-year contracts, it's estimated by Hanson to be about 30 billion dollars. So there's just a tremendous amount of opportunity, and we're seeing a great deal of flexibility from the OEMs in terms of putting together a creative solution that will lower their overhead cost structure, which, as we all know, is quite high at this point in time.


M. Zimm: And are you getting the sense that the divestiture theme is going to now start to fully develop in the automotive market?


S. Gunther:        It already has, yes.


D. Wood: I think that's one of the advantages of the combination of Solectron and C-MAC -- it will position us to be able to take advantage of these transactions because they are a major transaction. We're not looking at 50-million, 100 million-dollar transactions. I mean, these are billion-dollar transactions, and we need the critical mass to be able to do it.


M. Zimm:           Thank you.


Operator:          Paul Fox with Banc of America Securities, please proceed with your question.


Paul Fox:          Hi, my congratulations, too. Can you also talk about the
                   system assembly opportunity? Would you size that in the billions or the tens of billions? You've been saying for a couple of years that the industry trend was ready to start there. Would you say now that it is imminent and are you even better positioned for that now? The size of that, I'd like you to get to.


S. Wang: I'll see if I can take a crack at this. The systems business needs to be separated between the low end, typically the high-volume commodity-like products to semi-custom, which we need to address in the build-to-stock or build-to-forecast model. We also have mid-range increasing complexity requirements for build-to-order, and then highly customized, high-end, large-frame, complex, build-to-order type of systems.


                    The marketplaces are roughly defined this way -- for build-to-stock, we're looking at things like PCs, notebooks, cell phones, printers, set-top boxes, and some small form-factor devices. Mid-range, we're looking at things like network routers, switches, mid-range service, some medical equipment, storage-type systems, and some level of industrial control products. At the complex end, we're looking at enterprise computing, storage area networks, central office switches, cellular infrastructure and equipment instrumentation and test-type products.


                    The total market estimated is obviously very large, and it adds up to 900 billion or so. The system content of this business, if you exclude the printed circuit board content, would be a number, and then you would have the printed circuit board content, depending on whether you sell the printed circuit board through as part of the system. So the definition is a bit problematic. So depending on how you define this market, you could add up the system assembly, without PC board, and come up with 500, 600 billion dollars easily.


D. Wood:            So there's lots of room.

P. Fox: And would you say that's about to accelerate as part of your business, to a large degree?


S. Wang: Absolutely, Paul. Solectron has been discussing a strategy and has been systematically deploying it to address more systems requirements, especially to provide a more complete supply chain solution, and it is our expectation and plan to increase the systems assembly business to represent significantly more than what we have today. Forty percent to 60 percent of our business should migrate toward system assembly.


                    There are, of course, different ways to approach that. We can do very high-volume, low-end system assembly that can bring in a lot of top line, but it comes with a different set of challenges than the complex high-end arenas that we believe that C-MAC would significantly enhance our ability to pursue. Remember, also, that Solectron has acquired Shinei, which is an enclosure company that would help us with the low-to-mid range system needs.


                    In this case, with C-MAC, we have capability for large-frame, high-end, that currently addresses the telecommunication and networking markets, but can, in fact, be very helpful to help us with high-end computing and also to help us establish high-end capability in Asia, where we believe, in short- to medium-term, presence in Asia for large-frame assembly would be very relevant.


                    So when we look at the opportunities and the customers' accelerated demand of the fully integrated supply chain solution, we're looking at opportunities that are very sizable, where the OEM really wants a top-tier partner to be effectively a general contractor to manage the whole supply chain and makes the appropriate decision whether we make it or buy it on their behalf is something that they would be happy for us to handle on their behalf.


                    So the near-term expectation is the systems business will grow, and I don't know right now whether the high end or the low end is going to grow more rapidly, because these awards come in big chunks, and so from time to time you could have a SKU between the low end and high end. The product mix is typically a situation that we just respond to.


P. Fox:             Thanks.


Operator:          Our next question comes from Alex Blanton with Ingalls and
                   Snyder.


Alex Blanton:      Susan, I'd like to change the subject and switch
                   over to the guidance that you just issued for fiscal 2002.


S. Wang:           OK.


A. Blanton:        Would you agree that there is a tremendous amount of
                   new business under discussion being negotiated among the top-tier providers and the OEMs? I've seen estimates 15 billion to 20 billion dollars currently under negotiation.
                   Would you agree with that?

S. Wang: Alex, I absolutely agree with that. There is very, very large pipeline of large transactions under discussion. As you know, the timing for conclusion-- successful conclusion and the ramp-up and transition is not easily predictable.


A. Blanton:        Oh, right, but your guidance, I assume, doesn't
                   include any of that.


S. Wang:           That is correct.


A. Blanton:        OK.


S. Wang: Guidance is-- let me just give you the basic assumption.


A. Blanton:        Yes, good.


S. Wang: We've looked at the fourth quarter situation. We are seeing stability in the forecast. So at the 3 billion to 3.5 billion dollar level quarterly run rate, we are seeing the forecast pretty much flattening out at that level, and it's been like that for several consecutive weeks. We are encouraged by that. We are not providing any prognosis as to whether it's going to stay that way, go down, or go up. Obviously, we hope that it's going to go up, but for planning purposes, in order to give you some indication of how we're going to deal with the situation, and to guide ourselves as to how we restructure the organization to ensure that we would maintain and bring our margins back to the normal operating levels, we have chosen to assume flatness in the base business for the whole fiscal year 2002.


A. Blanton:        OK-- that's what I'm getting at.


S. Wang: We do have, Alex, some new business awards that we have factored into the second half of the year as they ramp up, and that's how you see the number billed to the 16 to 18.5 billion.


A. Blanton:        But there are already awarded, right? And you don't
                   have any accretion from C-MAC in there, either?


S. Wang:           That's correct.


A. Blanton:        My question is -- given that people are talking
                   about all of this very openly and among the analysts there have been various estimates and surveys done of the tremendous amount of new business out there and some of your competitors talked about a huge year next year. I was just wondering what the logic is of issuing an earnings forecast that assumes none of that ever happens?


S. Wang: Well, Alex, it's not exactly an earnings forecast. What we indicated was we planned this business level and assuming the flatness and excluding all acquisitions--


A. Blanton:        -- why would you do that, Susan? I mean, why assume
                   flatness when we all know that's not going to happen?


S. Wang: Well, I'm saying the economic picture as opposed to the new business. Now, as you recall, a year and a half or two ago, when we tried to make a judgment as to how much new business would be acquired and when it would be factored into the year, we had a very negative reception on the Street for being not precise on the timing. At the end of the day, we made the numbers, OK, but during the year we were not forgiven-- for four quarters-- to why we weren't precise on the numbers.


A. Blanton:        Well, I think that was a mistake. I mean, you can't
                   be precise, but neither, I don't think, should you make a forecast that has zero chance of occurring.


S. Wang: As I said, it's not a forecast, Alex. I appreciate what you're saying, and what we're saying is that this is our current plan of record, with a lot of new business that's being developed, and we intend to update you frequently.


A. Blanton:        Perhaps we should look at this as sort of an
                   indication of what would happen hypothetically if there was no new business awards for you in the next year, and then at the basis for making estimates on top of that. Would you say that's a good idea?


S. Wang:           We'll look into it, Alex.


A. Blanton:         [laughs] OK, thank you.


Operator:          Our next question comes from Thomas Hopkins with Bear
                   Stearns.


Thomas Hopkins:    Yes, congratulations, Susan. Can you hear me?


S. Wang:           Yes, Tom. Thank you.


T. Hopkins:        Just following up very briefly on the last question
                   with a little different perspective -- many companies aren't issuing guidance at all for the next couple of quarters out, and most EMS companies have been only issuing guidance one quarter at a time. What has changed, or how have you gotten comfortable enough, I guess, to go ahead and give-- I was surprised that you would even give fiscal 2002 guidance.


S. Wang: Tom, thank you for the follow-up question from this perspective. Because of a major transaction of this nature, we felt that it was helpful to at least give you a base plan so that you can determine in your models how this transaction can be accretive.


T. Hopkins:        OK. Yeah, that's great. That makes sense. The
                   other-- just technical question is-- can you hear me, Susan?


S. Wang:           Yes.


T. Hopkins:        OK-- I just want to be clear about the vertical
                   integration element of C-MAC. Can you break down-- or maybe someone there can break down for us, you know, how much of their revenue C-MAC has is box bill versus PCBA, and how much of their revenue is any kind of assembly service -- box bill or PCA, versus how much of their revenue comes from any kind of vertical components? Say, enclosure, bare board, resistor, whatever?


D. Wood: In effect, if you look at the C-MAC process, if you take-- we'll use the last fiscal year, which most of us might get rid of that year, but let's that one as an example, where we sold 2.5 and change billion dollars Canadian. In effect, to get to that 2.5 billion dollars, we actually produced 3.1 billion. So, I mean, it is a totally different process in terms of selective vertical integration, and, of course, those numbers were eliminated to come down. So you need the infrastructure to be able to do that. What this allows you to have is considerably higher gross margins, and you're working in more of a pseudo-OEM model because, within that, you have intellectual property and proprietary components, and what have you. It is certainly something that we-- at the systems level, it builds up.


                    I mean, if you look at our model, and we go all the way from design, all the way from the-- up to the top of the system, as you move up that system, you end up with considerably less-- smaller and smaller and smaller gross margins. So this is why volume is not the total answer and, of course, we, as a new industry at the EMS level, we have been pushed for top-line growth, and it's one of the things that we have kind of stayed away from, rightly or wrongly, but-- and it's worked.


                    What the goal is, is to have, because of our 40-percent rule, where we try not to buy anymore than 40 percent of our own produced product, in house, because it keeps us best-in-class, gives us the right disciplines, but when times are difficult like they are today, we pull them back in. So in effect, what we try to do, if we were to sell 2.5 billion dollars or 3 billion, only 40 percent of that would be at the systems level.


T. Hopkins:        OK. So I guess what that implies is that 40 percent
                   would be systems box bill, and the other 60 percent would be some kind of vertical component -- an enclosure, cable assembly, a resistor, or something like that?


D. Wood: You mentioned PCBA. In our case we only build PCBAs for our own utilization within our subsystems and systems. The majority of our customers acquire their PCBA from another EMS company.


T. Hopkins:        OK.


D. Wood: Here's the real value-add that we-- a lot of the value-add that this combination brings.


T. Hopkins:        Great, thank you.


Operator:          Todd Copeland with CIBC World Markets. Please proceed.


Todd Copeland:     Yeah, good morning. I'm just wondering -- C-MAC has
                   some vertical capabilities that have not been traditionally
                   Solectron's, such as the printed circuit board fabrication and some other activities, and I'm wondering if you can just lay out for you, where Solectron is going from a vertical perspective? It seems like you're moving a little bit away from the business model that you talked about before. So just give us some perspective on that. Thank you.


K. Nishimura:      This is Ko. Certainly, what we've-- if you notice
                   what we've done is, we have moved vertically and [audio break] just like C-MAC has. We come from the assembly side, and so you can see that we took on the design side first, on embedded microprocessors, memories, and data I/O, and we have gone that way. So we have also picked up Shinei, which does-- at the smaller form factor, power package and cooling, and they also have a very interesting-- had an interesting capability-- it's been integrated at Solectron, which is industrial design, and so we are looking at things selectively, and the higher-- in the area of-- some of the area that C-MAC possesses, especially in the fab area. We will do limited scale for and make-buy decision on a scale side, but certainly in order to maintain and be able to keep pace with technology in the engineering side of this, we will do some of that now.


T. Copeland:       And should we read into that, that you may see
                   Solectron scaling up some of these other areas, such as the fab business, like you've seen some of your competitors?


K. Nishimura:      No, I don't think-- that was the point I'm trying
                   to make -- there's a difference between having technology capability and engineering excellence versus making a large-scale and volume production. In our case, we're going to be technology-driven and we have-- since we have a huge supply-based organization, we'll probably end up buying most of it, but on the other hand, it also helps us with our supply base in terms of enhancing our supply base's knowledge in order to be able to keep up with the market trends.


T. Copeland:       Great, and just-- could you-- a technical question
                   -- could you just pro forma Solectron's 10-percent customers post this deal? So give us a sense where Nortel goes to and your other 10-percenters? Thanks very much.


S. Wang: We don't think that there's going to be significant change in the top 10. We have, from time to time, the over 10-percent customers, being Nortel, Ericsson, or Cisco, and the business level from quarter-to-quarter does move around a bit. In aggregate, we believe that these three customers should still show up from time to time in 10 percent or over. Exactly where it comes over is not necessarily clear. Sometimes the range of total business concentration, so to speak, if you want to look at this as concentration, it's somewhere in the 8-percent to 15-percent level. So even on the Nortel account situation, depending on the program's requirements, the inventory situation, and so forth, I would say that after the combination, we could still be somewhere in the 8-percent to 15-percent range.


T. Coupland:       Great, thank you.


Operator:          Mark Lucey with TD Newcrest, please proceed.


Mark Lucey:        Hi. I'm out of the office. I didn't get some of the
                   technical details on the deal itself. Is there a lockup or is there a break fee? What kinds of arrangements have been made to ensure the deal goes through as planned? What are the critical cost items on the approval? Is it Canadian approval or are there other kinds of items there that you see as a critical path item? Then on the business question, if I may, the synergies associated with the revenue side of the equation, given that C-MAC has now put a sharper pencil on its Q3 guidance, is there an implication there that this deal will solidify the outlook and perhaps we'll even see, prior to closing, some results of the pending deal in actual revenues of the respective companies? Thank you.


K. Nishimura:      OK, Mark, it's Ko. I'll answer some of these
                   questions. In terms of a lockup, there is no lockup. In terms of a break fee, there is a 75 million dollar U.S.

                    breakup fee. In terms of the path, I mean, basically you have two shareholder meetings needed here. You need shareholder approval-- existing Solectron and shareholder approval, and you also need shareholder approval-- C-MAC shareholder approval-- to agree for the plan of arrangement. This is a transaction which is structured as a plan of arrangement.


                    You need and, Susan correct me if I am wrong, but Solectron shareholder approval is to allow Solectron to issue the number of shares required to do the transaction. So that's really the reason for that approval. In our case, in the case of C-MAC, is to agree to this converger, essentially.


S. Wang: I believe that the requirements for a shareholder vote are as follows: for C-MAC shareholders, we need 66 2/3 percent vote for. For Solectron, we need 50 percent of the vote [background noise].


M. Lucey:          And is there going to be a listable exchange vote for
                   Canadian trading?


K. Nishimura:      Yes, it will be listed on the TSE.


M. Lucey:          All right. So-- and how about the revenue synergy
                   question prior to closing? What efforts are being taken to go after some of the large business that is out there that you would benefit from the combination on it? So what do you do in the meantime?


D. Wood: Mark, until such time as this is a done deal, we have to work as independent companies. We will continue to run our business as usual, and, of course, some of our strategy in terms of our forward-looking position, we will certainly exchange, but in terms of our everyday business, it will be business as usual for both companies.


                    At the present time, we do supply-- I mean, Solectron is one of our top 10 customers, and, hopefully, they'll continue to do business with us.


M. Lucey:          Great, thank you -- and the rationale for putting a
                   sharper focus on Q3? Are there any business conditions from C-MAC's perspective that you decided to put a sharper point on that Q3 number?


K. Nishimura:      Well, the reason why we did provide the guidance
                   for Q3 was really in the context of this transaction.
                   Solectron has put out guidance for the following quarters and for next year-- for their next fiscal year, and so we felt that, you know, to be consistent and to support Solectron's guidance, going forward, that it was needed for us to be more precise on how we saw the rest of the year unfold, quarter-by-quarter.


M. Lucey:          OK. I guess, by that logic, you would have to give
                   some sort of view on the '02 kind of outlook as well, too, to be consistent with Solectron.


K. Nishimura:      The reason we haven't given guidance on '02 is our
                   year-end is December. Solectron's year-end being August, Solectron is in a position today to provide guidance for their next fiscal year, whereas in our case, we're actually just starting the budgeting process for next year. So it was too early for us to really come out with any guidance for next year. We really have to complete the budgeting process.

M. Lucey:          Great. Thanks a lot, guys.


S. Wang:           We have time for one more question.


Operator:          Jeff Rosenberg with William Blair, please proceed.


Jeff Rosenberg:    Morning. I just wanted to ask a little bit more
                   about the guidance and the restructuring. I mean, Susan, can you describe what this guidance implies in terms of-- what the restructuring implies in terms of where you'll be in terms of operating margin, going forward, and, in other words, to the revenue level that you're at, at what point did you expect to be able to see operating margins come back up to historical levels?


S. Wang: The restructuring plan objective is to bring us back to the historical operating margin levels, but, of course, it's not going to come immediately. There's a period in which we implement the actual restructuring events. The original restructuring plan that we discussed on June 18 tried to size the business to a 4.5 billion dollar quarterly run rate. If we believe that the business is going to stay closer to the 3 billion to 3.5 billion-dollar level, this restructuring would allow us to, over several quarters, target the 5-percent to 5.5-percent operating margin levels. As I said, because it takes time to cut in these changes, initially we would be looking to 2 to 2.5, going up to 3, 3.5, and then incrementally improving quarter-by-quarter.


                    The maximum number of the 210 is to achieve this 3 billion-dollar to 3.5 billion-dollar sizing. If we see, in the next couple of weeks, that things are not just stabilizing but they, in fact, pick up, we may not trigger the entire event. So we're still indicating to you the plan that we are prepared to deploy if we believe that things are going to stay flat for a bit yet.


J. Rosenberg:      Is there anything in this additional charge, or
                   the 58 million-dollar charge, that relates to situations with inventories?


S. Wang: Yes, it would be the total exposure of receivables and inventory, possibly there could be some mitigation, but-- and also, possibly, some of the companies that are near bankruptcy and may still be resolvable, but it will be the entire exposure of the smaller companies that, as I said before, are in or near bankruptcy.


J. Rosenberg:      That's in the 58? Or is there anything related to
                   inventory in the 210?


S. Wang: No. The 210 is similar to what we discussed before -- severance-related, facilities-related, and equipment write-off.


J. Rosenberg:      Just one last thing on inventories -- as you made
                   your way through the quarter, any revised outlook on what type of inventory reduction you expect to see this quarter?


S. Wang:           We expect to see meaningful reductions.


J. Rosenberg:      So conditions with what you said on the last call,
                   500 million to a billion?

S. Wang: It's very difficult to be precise because of timing for when you are able to settle up is, again, very difficult to call, but we are certainly shooting for that level, and we're not resting at that level. There's still work to be done, and we are pleased that we're making good progress, but I can't say that we are satisfied that the inventory is where we want it to be.


J. Rosenberg:      OK, thanks a lot.


S. Wang: Thank you. Thank you, everyone, for participating, and we will be pleased to report progress to you, and, hopefully, as some of the new business development activities conclude, that we would be talking to you on a frequent basis. Thank you and good morning.


Operator:          Ladies and gentlemen, that does conclude your conference call for today. We thank you for your participation and ask that you please disconnect your line.

              We encountered the following in your conference call:


At points of the call that were inaudible, we have put a note either stating [inaudible] or [unintelligible] or [background noise] or [audio break] or denoted by a short blank line.

Additional Information and Where to Find It

Solectron plans to file a registration statement on Form S-4 in connection with the combination and plans to mail a proxy statement/prospectus containing information about the combination. C-MAC plans to distribute a circular to its shareholders containing information about the combination. Investors and security holders are urged to read the registration statement, the proxy statement/prospectus and the circular carefully when they are available. The registration statement, the proxy statement/prospectus, and the circular will contain important information about Solectron, C-MAC, the combination, the persons soliciting proxies relating to the combination, their interests in the combination, and related matters. Investors and security holders will be able to obtain free copies of the U.S. documents through the Web site maintainedby the SEC at www.sec.gov. Free copies of the proxy statement/prospectus may also be obtained from Solectron by mail to Solectron Corporation, 777 Gibraltar Drive, Milpitas, CA 95035, Attention: Investor Relations. Solectron's telephone number is 408-957-8500. Copies of the circular will be available to the public on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators at www.sedar.com.

In addition to the registration statement and the proxy statement/prospectus, Solectron files annual, quarterly and special reports, proxy statements and other information with the SEC. C-MAC files annual and quarterly financial statements, annual reports, annual information forms, management proxy circulars and other documents and information with the Canadian Securities Administrators in Canada and annual and special reports with the SEC. You may read and copy any reports, statements or other information filed with the SEC by Solectron or C-MAC at the SEC Public Reference Rooms at 450 Fifth Street NW, Washington, DC 20549 or at any of the SEC's other public reference roomsin New York, Chicago and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Solectron's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at www.sec.gov. Since January 1997, C-MAC's filings with the Canadian Securities Administrators are available to the public on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators at www.sedar.com.

Information Concerning Participants

Solectron, C-MAC and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Solectron and C-MAC stockholders in favor of combination. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus.